

NEWS RELEASE

Contact: Matt Brown
Senior Vice President and CFO
U.S. Concrete, Inc.
817-835-4105

FOR IMMEDIATE RELEASE

U.S. CONCRETE ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2014 RESULTS

Fourth Quarter Highlights

- Quarterly earnings per diluted share of $0.40, excluding derivative loss, impairment loss, non-cash stock compensation and acquisition related expenses
- Adjusted EBITDA increased 94.6% year-over-year, to $17.4 million
- Consolidated revenue increased 21.2%, to $179.5 million
  - Like-for-like consolidated revenue increased 11.8%
- Ready-mixed concrete revenue increased 17.4%, to $158.8 million
  - Like-for-like ready-mixed concrete revenue increased 10.8%
- Ready-mixed concrete sales volume rose 9.7%, to approximately 1.4 million cubic yards
  - Like-for-like ready-mixed concrete sales volume increased 4.6%
- Ready-mixed concrete average sales price improved 7.2%, to $115.05 per cubic yard
  - Like-for-like ready-mixed concrete average sales price improved 6.0%
- Aggregate products sales volume rose 36.9%, to approximately 1.2 million tons
- Aggregate products average sales price improved 5.9%, to $9.59 per ton
- Consolidated gross profit increased $11.6 million with margin improvement of 390 basis points

Full-Year Highlights

- Adjusted EBITDA increased 55.7% year-over-year, to $75.2 million
- Consolidated revenue increased 17.6%, to $703.7 million
  - Like-for-like consolidated revenue increased 15.1%
- Ready-mixed concrete revenue increased 16.0%, to $632.8 million
  - Like-for-like ready-mixed concrete revenue increased 14.1%
- Ready-mixed concrete volume rose 9.0%, to approximately 5.7 million cubic yards
  - Like-for-like ready-mixed concrete volume increased 7.5%
- Ready-mixed concrete average sales price improved 6.6%, to $110.85 per cubic yard
  - Like-for-like ready-mixed concrete average sales price improved 6.3%
- Consolidated gross profit increased $30.9 million with margin improvement of 190 basis points
- Record EBITDA margin of 10.7%

EULESS, TEXAS – March 5, 2015 – U.S. Concrete, Inc. (NASDAQ: USCR) today reported adjusted EBITDA of $17.4 million in the fourth quarter of 2014, compared to $9.0 million in the fourth quarter of 2013. Adjusted EBITDA margin, which is adjusted EBITDA as a percentage of revenue, was 9.7% for the fourth quarter of 2014, compared to 6.0% in the fourth quarter of 2013. Net income was $0.9 million, or $0.06 per diluted share, for the fourth quarter of 2014, compared to net loss of $(5.1) million, or $(0.38) per diluted share, in the fourth quarter of 2013. Excluding derivative loss, impairment loss, non-cash stock compensation expense and acquisition related expenses, adjusted net income for the fourth quarter of 2014 was $5.6 million, or $0.40 per diluted share.

William J. Sandbrook, President and Chief Executive Officer of U.S. Concrete, stated "The fourth quarter was an exclamation point on the end of an extremely successful 2014 for U.S. Concrete. We delivered outstanding organic growth in revenue and profit in all of our regions and both segments. EBITDA margins were at a record high, further validating the operating leverage of our business and the focused execution of our operating plan. In addition, we are very excited about the progress we made in our acquisition strategy during the year, particularly the momentum gained from fourth quarter transactions that kicked off a great start to the new year. Each of our acquisitions allows us to capitalize on various aspects of our growth strategy. Our recent acquisition of the largest independent producer of ready-mixed concrete in San Francisco's East Bay market will further expand our presence in another diverse, high growth market. The addition of six ready-mixed concrete plants in Texas and Staten Island, New York will further strengthen our position in these core markets. Our new aggregate distribution terminals in New York City will enhance our vertical integration and improve our operating efficiencies in the markets of New York City's five boroughs and Long Island. The addition of the two largest volumetric concrete businesses in Texas is a unique opportunity to expand into enhanced product offerings with high margins within our core ready-mixed concrete segment.

"The outlook for 2015 is extremely encouraging. Annual construction starts in the United States are the highest they have been since 2008. The 2015 Dodge Construction Outlook projects additional growth of 9% in 2015, with commercial building and residential growth of 15%. Our markets have historically and are projected to continue to outpace the national average for construction starts.

"Texas led the nation in job growth with 15.9% of the nation's jobs added during 2014. All of the eleven major industries of the Texas economy had net employment growth in 2014. The oil and gas industry accounts for only 3% of the overall Texas economy and 1% of the employment in Texas, creating very minimal direct exposure to U.S. Concrete's diverse portfolio of operations in the state. The favorable business climate, economic diversity and commitment to infrastructure growth, as evidenced by the approval of Proposition 1, will provide a platform for continued growth and allow us to capitalize on this more certain transportation funding mechanism. Further, the Dallas/Ft. Worth regional economy is even less energy dependent than the state as a whole with only 1% of its economy reliant on natural resources and can boast of one of the most broadly diversified economies in the nation. Additionally, its world-class transportation infrastructure makes it an international gateway. The region ranks among the top three in the nation for business expansions, relocations and employment growth, with 18 Fortune 500 companies headquartered in the area. It is home to the nation's third busiest airport, the largest domestic airline in the country and the world's first fully industrial airport. Its central location, low cost of living and pro-business mindset make it an ideal climate for continued growth in the future.

"In California, construction job growth in the Bay Area grew 5.7% in 2014 due to the highly publicized 'building boom' in San Francisco. The city has issued record permits for new projects over the past twelve months and expects double digit growth again in 2015. We are excited about our recent expansion in the East Bay and our opportunity to take advantage of the accelerated growth in the San Francisco market.

"New York City construction starts in 2014 were easily at their highest point since 2008 with a 31% increase over 2013. Housing starts rose in value for the fourth consecutive year with an increase of 73% over 2013. There is a well defined surge in residential construction in New York City with eight of the top ten projects by value being multi-family luxury apartments. Construction starts in the non-residential sector in 2014 increased 26% over the prior year and 2015 is shaping up to be a blockbuster year with the resumption of full-scale construction at 3 World Trade Center and two major projects at Hudson Yards, which collectively represent nearly 6.5 million square feet of new office space.

"With the backdrop of extremely robust regional economies represented in our operating footprint, we will continue to build on our improved business results with a relentless focus on our two-pronged strategy to (i) grow organically through operating excellence, superior product delivery and service and (ii) expand through acquisitions that bolster our existing market positions and capitalize on opportunities in new high-growth markets. The disciplined execution of our strategic plan remains the focus of our entire U.S. Concrete team as we continue to increase shareholder value."

FOURTH QUARTER 2014 RESULTS (all comparisons, unless noted, are versus the prior year quarter)

Consolidated Results

Consolidated fourth-quarter revenue increased 21.2% to $179.5 million, compared to $148.1 million in the prior-year period. Acquisitions made during 2014 contributed $13.8 million of revenue to the fourth quarter of 2014.

SG&A expenses for the quarter were $18.4 million, compared to $14.5 million in the prior year. As a percentage of total revenue, SG&A expenses were 10.3% compared to 9.8% in the prior year. Excluding non-cash stock compensation and acquisition related legal and professional fees, SG&A was 8.8% of total revenue compared to 9.1% in the prior year. For the full year, SG&A expenses, excluding non-cash stock compensation and acquisition related legal and professional fees, were 7.9% of revenue compared to 8.9% in the prior year.

Consolidated gross profit increased $11.6 million with a 390 basis point expansion in margin year-over-year. Consolidated adjusted EBITDA of $17.4 million, increased $8.5 million with a 370 basis point expansion in margin year-over-year.

Ready-Mixed Concrete

Revenue from the ready-mixed concrete segment increased $23.6 million, or 17.4%, driven by both volume and pricing. The Company's ready-mixed concrete sales volume was 1.4 million cubic yards, up 9.7% over prior year. Ready-mixed concrete average sales price per cubic yard increased $7.69, or 7.2%, to $115.05 compared to $107.36 in the prior year. Ready-mixed concrete adjusted EBITDA of $21.1 million, increased 76.6% with a 450 basis point expansion in margin and a 190 basis point improvement in raw material spread year-over-year. Acquisitions made during 2014 contributed 63 thousand cubic yards, $8.9 million of revenue and $1.0 million of EBITDA to the ready-mixed concrete segment during the fourth quarter of 2014.

Aggregate Products

Aggregate products segment revenue increased $4.1 million, or 40.4%, to $14.1 million due to increased volume and pricing. Aggregate products sales volume of 1.2 million tons increased 329 thousand tons, an improvement of 36.9% over prior year. Aggregate products average sales price per ton increased 5.9% over prior year to $9.59 per ton. Aggregate products adjusted EBITDA of $3.2 million, increased 25.1% year-over-year.

Liquidity and Capital Resources

The Company's free cash flow in the fourth quarter of 2014 was $17.9 million, compared to $(8.9) million in the prior year. The increase in free cash flow was due to improved financial performance and continued focus on management of working capital. Cash provided by operating activities in the fourth quarter of 2014 was $20.4 million compared to cash used in operations in the prior year of $2.7 million. For the full year of 2014, cash provided by operating activities was $51 million, an increase of 111% over prior year.

The Company's net debt at December 31, 2014 was $190.2 million, up $88.8 million from December 31, 2013. The increase in net debt was due to a reduction in cash and cash equivalents and additional debt incurred during the year for the financing of mixer truck additions. The decrease in cash and cash equivalents for the twelve months ended December 31, 2014 was primarily due to the successful deployment of capital raised in the prior year bond offering for execution of our acquisition strategy and increased capital expenditures for mixer trucks and plant improvements to support the growing demand in our markets. Net debt at December 31, 2014 was comprised of total debt of $220.4 million, less cash and cash equivalents of $30.2 million.

Ready-mixed backlog at the end of the fourth quarter of 2014 was approximately 4.8 million cubic yards, up 11.4% compared to the end of the fourth quarter of 2013.

CONFERENCE CALL

U.S. Concrete has scheduled a conference call for Thursday, March 5, 2015 at 10:00 a.m. Eastern time, to review its fourth quarter 2014 results. To participate in the call, dial Toll-free: (877) 312-8806 – Conference ID: 87734385 at least ten minutes before the conference call begins and ask for the U.S. Concrete conference call. A replay of the conference call will be available after the call under the investor relations section of the Company's website at www.us-concrete.com.

Investors, analysts and the general public will also have the opportunity to listen to the conference call over the Internet by accessing www.us-concrete.com. To listen to the live call on the Web, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an archive will be available shortly after the call under the investor relations section of the Company's website at www.us-concrete.com.

USE OF NON-GAAP FINANCIAL MEASURES

This press release uses the non-GAAP financial measures "adjusted EBITDA," "adjusted net income (loss)," "adjusted EBITDA margin," "free cash flow" and "net debt." The Company has included adjusted EBITDA and adjusted EBITDA margin in this press release because it is widely used by investors for valuation and comparing the Company's financial performance with the performance of other building material companies. The Company also uses adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of its operations. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes, and thus does not reflect the funds actually available for capital expenditures. In addition, the Company's presentation of adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures that other companies report. The Company considers free cash flow to be an important indicator of its ability to service debt and generate cash for acquisitions and other strategic investments. The Company believes that net debt is useful to investors as a measure of its financial position. The Company presents adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the fourth quarter and full year of 2014 to the fourth quarter and full year of 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported operating results or cash flow from operations or any other measure of performance as determined in accordance with GAAP. See the attached "Additional Statistics" for reconciliation of each of these non-GAAP financial measures to the most comparable GAAP financial measures for the quarters and years ended December 31, 2014 and 2013.

ABOUT U.S. CONCRETE

 U.S. Concrete services the construction industry in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. The Company has 126 standard ready-mixed concrete plants, 16 volumetric ready-mixed concrete facilities, and 10 producing aggregates facilities. During 2014, U.S. Concrete produced approximately 5.7 million cubic yards of ready-mixed concrete and approximately 4.7 million tons of aggregates. For more information on U.S. Concrete, visit www.us-concrete.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This press release contains various forward-looking statements and information that are based on management's belief, as well as assumptions made by and information currently available to management. These forward-looking statements speak only as of the date of this press release. The Company disclaims any obligation to update these statements and cautions you not to rely unduly on them. Forward-looking information includes, but is not limited to, statements regarding: the stability of the business; encouraging nature of third quarter volume and pricing increases; ready-mix backlog; ability to maintain our cost structure and the improvements achieved during our restructuring and monitor fixed costs; ability to maximize liquidity, manage variable costs, control capital spending and monitor working capital usage; and the adequacy of current liquidity. Although U.S. Concrete believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions, including, among other matters: general and regional economic conditions; the level of activity in the construction industry; the ability of U.S. Concrete to complete acquisitions and to effectively integrate the operations of acquired companies; development of adequate management infrastructure; departure of key personnel; access to labor; union disruption; competitive factors; government regulations; exposure to environmental and other liabilities; the cyclical and seasonal nature of U.S. Concrete's business; adverse weather conditions; the availability and pricing of raw materials; the availability of refinancing alternatives; and general risks related to the industry and markets in which U.S. Concrete operates. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. These

risks, as well as others, are discussed in greater detail in U.S. Concrete's filings with the Securities and Exchange Commission, including U.S. Concrete's Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q.

(Tables Follow)

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	(Unaudited) Three months ended December 31,		Twelve months ended December 31,	
	2014	**2013**	**2014**	**2013**
Revenue	$ 179,510	$ 148,144	$ 703,714	$ 598,155
Cost of goods sold before depreciation, depletion and amortization	145,780	126,012	573,318	498,660
Selling, general and administrative expenses	18,415	14,504	61,850	59,424
Depreciation, depletion and amortization	7,457	4,778	23,849	18,868
Gain on sale of assets	(319)	(167)	(625)	(232)
Income from operations	8,177	3,017	45,322	21,435
Interest expense, net	5,286	3,495	20,431	11,332
Derivative loss	(1,250)	(4,135)	(3,556)	(29,964)
Gain (loss) on extinguishment of debt	11	(1,646)	11	985
Other income, net	779	414	2,385	1,771
Income (loss) from continuing operations before income taxes	2,431	(5,845)	23,731	(17,105)
Income tax expense (benefit)	616	(542)	2,156	1,168
Net income (loss) from continuing operations	1,815	(5,303)	21,575	(18,273)
(Loss) income from discontinued operations, net of taxes	(948)	165	(993)	(1,856)
Net income (loss)	$ 867	$ (5,138)	$ 20,582	$ (20,129)
Basic income (loss) per share:				
Income (loss) from continuing operations	$ 0.13	$ (0.39)	$ 1.59	$ (1.42)
(Loss) income from discontinued operations, net of taxes	(0.07)	0.01	(0.07)	(0.14)
Net income (loss) per share – basic	$ 0.06	$ (0.38)	$ 1.52	$ (1.56)
Diluted income (loss) per share:				
Income (loss) from continuing operations	$ 0.13	$ (0.39)	$ 1.55	$ (1.42)
(Loss) income from discontinued operations, net of taxes	(0.07)	0.01	(0.07)	(0.14)
Net income (loss) per share – diluted	$ 0.06	$ (0.38)	$ 1.48	$ (1.56)
Weighted average shares outstanding:				
Basic	13,545	13,535	13,541	12,917
Diluted	13,925	13,535	13,898	12,917

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2014	December 31, 2013
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,202	$ 112,667
Trade accounts receivable, net	114,902	92,163
Inventories	31,722	27,610
Deferred income taxes	1,887	708
Prepaid expenses	3,965	3,416
Other receivables	6,519	3,205
Assets held for sale	3,779	—
Other current assets	301	2,457
Total current assets	193,277	242,226
Property, plant and equipment, net	176,524	138,560
Goodwill	50,757	11,646
Intangible assets, net	31,720	13,073
Other assets	8,250	8,485
Total assets	$ 460,528	$ 413,990
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 48,705	$ 38,518
Accrued liabilities	50,391	42,950
Current maturities of long-term debt	5,104	3,990
Liabilities held for sale	902	—
Derivative liabilities	25,246	21,690
Total current liabilities	130,348	107,148
Long-term debt, net of current maturities	215,333	210,154
Other long-term obligations and deferred credits	6,940	7,921
Deferred income taxes	6,427	5,040
Total liabilities	359,048	330,263
Commitments and contingencies		
Equity:		
Preferred stock, $0.001 par value per share (10,000 shares authorized; none issued)	—	—
Common stock, $0.001 par value per share (100,000 shares authorized; 14,675 and 14,450 shares issued, respectively; and 13,978 and 14,036 shares outstanding, respectively)	15	14
Additional paid-in capital	156,745	152,695
Accumulated deficit	(42,743)	(63,325)
Treasury stock, at cost (697 and 414 common shares, respectively)	(12,537)	(5,657)
Total equity	101,480	83,727
Total liabilities and equity	$ 460,528	$ 413,990

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve months ended December 31,	
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 20,582	$ (20,129)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation, depletion and amortization	23,849	19,016
Debt issuance cost amortization	1,679	2,164
(Gain) loss on extinguishment of debt	(11)	(985)
Amortization of facility exit costs	—	(142)
Amortization of discount on long-term incentive plan and other accrued interest	425	512
Net loss on derivative	3,556	29,964
Loss on impairment of long-lived assets	900	—
Net gain on sale of assets	(1,265)	(13)
Deferred income taxes	864	818
Deferred rent	—	510
Provision for doubtful accounts and customer disputes	1,533	1,103
Stock-based compensation	3,655	5,429
Changes in assets and liabilities, excluding effects of acquisitions:		
Accounts receivable	(13,466)	(8,982)
Inventories	(2,534)	(2,574)
Prepaid expenses and other current assets	217	2,497
Other assets and liabilities, net	(380)	(2,732)
Accounts payable and accrued liabilities	11,311	(2,276)
Net cash provided by operating activities	50,915	24,180
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(32,584)	(19,988)
Payments for acquisitions	(89,602)	(4,410)
Proceeds from disposals of property, plant and equipment	3,708	627
(Payments for) proceeds from disposals of business units	—	(2,333)
Net cash used in investing activities	(118,478)	(26,104)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from revolver borrowings	213	137,302
Repayments of revolver borrowings	(213)	(150,602)
Proceeds from debt issuance	—	200,000
Repayments of debt	—	(61,113)
Proceeds from exercise of stock options and warrants	396	224
Payments of other long-term obligations	(2,250)	—
Payments for other financing	(5,194)	(1,995)
Debt issuance costs	(974)	(9,063)
Payments for share repurchases	(4,824)	—
Other treasury share purchases	(2,056)	(4,913)
Net cash (used in) provided by financing activities	(14,902)	109,840
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(82,465)	107,916
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	112,667	4,751
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 30,202	$ 112,667

U.S. CONCRETE, INC. AND SUBSIDIARIES
SELECTED REPORTABLE SEGMENT INFORMATION
(in thousands)

	Three months ended December 31,		Twelve months ended December 31,	
	(Unaudited)			
	2014	**2013**	**2014**	**2013**
Revenue:				
Ready-mixed concrete				
Sales to external customers	$ 158,810	$ 135,256	$ 632,787	$ 545,302
Aggregate products				
Sales to external customers	8,591	6,114	31,662	21,715
Intersegment sales	5,518	3,936	20,956	16,498
Total aggregate products	14,109	10,050	52,618	38,213
Total reportable segment revenue	172,919	145,306	685,405	583,515
Other products and eliminations	6,591	2,838	18,309	14,640
Total revenue	$ 179,510	$ 148,144	$ 703,714	$ 598,155
Reportable Segment Adjusted EBITDA:				
Ready-mixed concrete	$ 21,064	$ 11,959	$ 84,706	$ 58,583
Aggregate products	3,159	2,525	10,549	7,192
Total reportable segment Adjusted EBITDA	$ 24,223	$ 14,484	$ 95,255	$ 65,775
Reconciliation of reportable segment Adjusted EBITDA to income (loss) from continuing operations before income taxes:				
Total reportable segment Adjusted EBITDA	$ 24,223	$ 14,484	$ 95,255	$ 65,775
Other products and eliminations income (loss) from operations	428	(273)	3,082	2,615
Corporate overhead	(9,531)	(6,859)	(30,870)	(29,957)
Depreciation, depletion and amortization for reportable segments	(6,391)	(4,009)	(20,362)	(15,777)
Interest expense, net	(5,286)	(3,495)	(20,431)	(11,332)
Corporate gain (loss) on early extinguishment of debt	11	(1,646)	11	985
Corporate derivative loss	(1,250)	(4,135)	(3,556)	(29,964)
Corporate and other products and eliminations other income, net	227	88	602	550
Income (loss) from continuing operations before income taxes	$ 2,431	$ (5,845)	$ 23,731	$ (17,105)

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(Unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the table below for (1) presentations of our adjusted EBITDA, adjusted EBITDA margin and Free Cash Flow for the quarters and years ended December 31, 2014 and 2013, and Net Debt as of December 31, 2014 and December 31, 2013 and (2) corresponding reconciliations to GAAP financial measures for the quarters and year ended December 31, 2014 and 2013 and as of December 31, 2014 and December 31, 2013. We have also provided below (1) the impact of non-cash stock compensation expense, derivative losses, gain (loss) on extinguishment of debt, acquisition related professional fees, officer severance and expenses related to the Company's relocation of the corporate headquarters on net income (loss) and net income (loss) per share and (2) corresponding reconciliations to GAAP financial measures for the quarters and years ended December 31, 2014 and 2013. We have also shown below certain Ready-Mixed Concrete Statistics for the quarters and years ended December 31, 2014 and 2013.

We define adjusted EBITDA as our net income (loss) from continuing operations, plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, non-cash stock compensation expense, derivative (gain) loss, (gain) loss on extinguishment of debt, officer severance and expense related to the Company's relocation of the corporate headquarters. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

We define adjusted net income (loss) and adjusted net income (loss) per share as net income (loss) and net income (loss) per share excluding derivative loss, (gain) loss on extinguishment of debt, impairment loss on long-lived assets, non-cash stock compensation expense, acquisition related professional fees and expense related to the Company's relocation of the corporate headquarters. We present adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the quarters and years ended December 31, 2014 and 2013.

We define Free Cash Flow as cash provided by (used in) operations less capital expenditures for property, plant and equipment, net of disposals. We consider Free Cash Flow to be an important indicator of our ability to service our debt and generate cash for acquisitions and other strategic investments.

We define Net Debt as total debt, including current maturities and capital lease obligations, minus cash and cash equivalents. We believe that Net Debt is useful to investors as a measure of our financial position.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

	Three months ended December 31,		
	2014		**2013**
	(In thousands, except average price amounts and net income (loss) per share)		
Ready-Mixed Concrete Statistics:			
Average price per cubic yard (in dollars)	$ 115.05	$	107.36
Volume in cubic yards	1,377		1,255
Aggregate Products Statistics:			
Average price per ton (in dollars)	$ 9.59	$	9.06
Sales volume in tons	1,221		891
Adjusted Net Income and EPS:			
Net Income (loss)	$ 867	$	(5,138)
Add: Derivative loss	1,250		4,135
Add: (Gain) loss on extinguishment of debt	(11)		1,646
Add: Impairment loss on long-lived assets	900		—
Add: Non-cash stock compensation expense	1,008		708
Add: Acquisition related professional fees	1,551		381
Add: Expenses related to corporate headquarters' relocation	—		38
Adjusted net income	$ 5,565	$	1,770
Net income (loss) per diluted share (1)	$ 0.06	$	(0.38)
Impact of derivative loss	0.09		0.30
Impact of loss on extinguishment of debt	—		0.12
Impact of loss on impairment of long-lived assets	0.06		—
Impact of non-cash stock compensation expense	0.07		0.05
Impact of acquisition related professional fees	0.11		0.03
Impact of expenses related to corporate headquarters' relocation	—		—
Adjusted net income per diluted share	$ 0.40	$	0.13
Adjusted EBITDA reconciliation:			
Net income (loss) from continuing operations	$ 1,815	$	(5,303)
Income tax expense (benefit)	616		(542)
Interest expense, net	5,286		3,495
Derivative loss	1,250		4,135
Depreciation, depletion and amortization	7,457		4,778
(Gain) loss on extinguishment of debt	(11)		1,646
Non-cash stock compensation expense	1,008		708
Expenses related to corporate headquarters' relocation	—		38
Adjusted EBITDA	$ 17,421	$	8,955
Adjusted EBITDA margin	9.7%		6.0%
Free Cash Flow reconciliation:			
Net cash provided by (used in) operating activities	$ 20,372	$	(2,659)
Less: capital expenditures	(3,424)		(6,623)
Plus: proceeds from the sale of property, plant and equipment	947		409
Free Cash Flow	$ 17,895	$	(8,873)

	As of December 31, 2014		**As of December 31, 2013**
Net Debt reconciliation:			
Total debt, including current maturities and capital lease obligations	$ 220,437	$	214,144
Less: cash and cash equivalents	30,202		112,667
Net Debt	$ 190,235	$	101,477

(1) Net loss per diluted share for the three months ended December 31, 2013 excludes common stock equivalents of 254 thousand shares from our options and restricted stock that are included in adjusted net income per diluted share as their impact is anti-dilutive based on the net loss for the period.

	Twelve months ended December 31,		
	2014		2013
	(In thousands, except average price amounts and net income (loss) per share)		

Ready-Mixed Concrete Statistics:

Average price per cubic yard (in dollars)	$	110.85	$ 104.03
Volume in cubic yards		5,696	5,225

Aggregate Products Statistics:

Average price per ton (in dollars)	$	9.40	$ 8.84
Sales volume in tons		4,650	3,597

Adjusted Net Income and EPS:

Net Income (loss)	$	20,582	$ (20,129)
Add: Derivative loss		3,556	29,964
Add: Impairment loss on long-lived assets		900	—
Add: Gain on extinguishment of debt		(11)	(985)
Add: Non-cash stock compensation expense		3,655	5,429
Add: Acquisition related professional fees		2,542	804
Add: Officer severance		—	245
Add: Expenses related to corporate headquarters' relocation		—	550
Adjusted net income	$	31,224	$ 15,878

Net income (loss) per diluted share (1)	$	1.48	$ (1.56)
Impact of derivative loss		0.26	2.25
Gain on extinguishment of debt		—	(0.07)
Impact of non-cash stock compensation expense		0.26	0.41
Impact of acquisition related professional fees		0.18	0.06
Impact of officer severance		—	0.02
Impact of expenses related to corporate headquarters' relocation		—	0.04
Adjusted net income per diluted share	$	2.25	$ 1.19

Adjusted EBITDA reconciliation:

Net income (loss) from continuing operations	$	21,575	$ (18,273)
Income tax expense		2,156	1,168
Interest expense, net		20,431	11,332
Derivative loss		3,556	29,964
Depreciation, depletion and amortization		23,849	18,868
Gain on extinguishment of debt		(11)	(985)
Non-cash stock compensation expense		3,655	5,429
Officer severance		—	245
Expenses related to corporate headquarters' relocation		—	550
Adjusted EBITDA	$	75,211	$ 48,298
Adjusted EBITDA margin		10.7%	8.1%

Free Cash Flow reconciliation:

Net cash provided by operations	$	50,915	$ 24,180
Less: capital expenditures		(32,584)	(19,988)
Plus: proceeds from the sale of property, plant and equipment		3,708	627
Less: payments made in the disposal of business units		—	(2,333)
Free Cash Flow	$	22,039	$ 2,486

(1) Net loss per diluted share for the twelve months ended December 31, 2013 excludes common stock equivalents of 423 thousand shares from our options and restricted stock that are included in adjusted net income per diluted share as their impact is anti-dilutive based on the net loss for the period.